                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (AMENDMENT NO. ___ )1

                           COMMUNITY BANCSHARES, INC.
                                (Name of Issuer)


                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                  20343H 10 6
                                 (CUSIP Number)

                             J. Fred Kingren, Esq.
                  Feld, Hyde, Lyle, Wertheimer & Bryant, P.C.
                      2000 SouthBridge Parkway, Suite 500
                           Birmingham, Alabama 35209
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 27, 1998
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Statement on Schedule 13D, and is filing this Statement on Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Statements on Schedule 13D filed in paper format shall include a signed original and five copies of the Statement on Schedule 13D, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 14 Pages)

------------------------
         (1) The remainder of this Cover Page shall be filled out for the Reporting Person's initial filing of this Statement on Schedule 13D with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior Cover Page.

         The information required on the remainder of this Cover Page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 20343H 10 6               13D                      PAGE 2 OF 14 PAGES


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Corr Family Group


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a) |X|
                                                                                 (b) |_|


3        SEC USE ONLY



4        SOURCE OF FUNDS

         PF


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                                        |_|


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                  None

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                376,682 Shares

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                               None

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                    376,682 Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         376,682 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                              |_|

CUSIP NO. 20343H 10 6                  13D                   PAGE 3 OF 14 PAGES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.1%


14       TYPE OF REPORTING PERSON

         OO

CUSIP NO. 20343H 10 6                  13D                   PAGE 4 OF 14 PAGES

 1       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         R. C. Corr, Jr.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                            (a) |X|
                                                                                     (b) |_|

3        SEC USE ONLY



4        SOURCE OF FUNDS

         PF


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                                        |_|


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                        None

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                      280,356 Shares

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                     None

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                          280,356 Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         280,356 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                              |_|

CUSIP NO. 20343H 10 6                13D                     PAGE 5 OF 14 PAGES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.8%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6                13D                     PAGE 6 OF 14 PAGES


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Doris J. Corr


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                            (a) |X|
                                                                                     (b) |_|

3        SEC USE ONLY



4        SOURCE OF FUNDS

         PF


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                                        |_|


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                        None

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                      322,172 Shares

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                     None

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                          322,172 Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         322,172 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                              |_|

CUSIP NO. 20343H 10 6                13D                     PAGE 7 OF 14 PAGES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.8%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6                13D                     PAGE 8 OF 14 PAGES


ITEM 1.     SECURITY AND ISSUER.


                  The title of the class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, par value $.10 per share ("Common Stock"), of Community Bancshares, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 68149 Main Street, Blountsville, Alabama, and its mailing address is Post Office Box 1000, Blountsville, Alabama 35031.



ITEM 2.     IDENTITY AND BACKGROUND.


         (a) The name of the persons filing this Statement on Schedule 13D are the Corr Family Group, R.C. Corr, Jr. and Doris J. Corr. The Corr Family Group, which may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is comprised of R.C. Corr, Jr., Doris J. Corr, Bryan A. Corr, Tina M. Corr, Joan M. Currier, John David Currier, Christina M. Currier and Oneonta Telephone Company, Inc. ("OTELCO") (each of which is sometimes hereinafter referred to, individually, as a "Group Member", and, collectively, as the "Group Members"). R.C. Corr, Jr. and Doris J. Corr are spouses. Bryan A. Corr and Joan M. Currier are the children of R.C. Corr, Jr. and Doris J. Corr, Bryan A. Corr and Tina M. Corr are spouses. Joan M. Currier and John David Currier are spouses. Christina M. Currier is the child of Joan M. Currier and John David Currier. All of the outstanding shares of Class A Common Stock, par value $.10 per share (i.e., voting shares), of OTELCO are held by Doris J. Corr and Bryan A. Corr. R.C. Corr, Jr. is Chairman of the Board of OTELCO, Bryan A. Corr is President, Chief Executive Officer and a Director of OTELCO, Doris J. Corr is Vice President, Secretary, Treasurer and a Director of OTELCO, and Joan M. Currier is a Director of OTELCO. There are no officers or Directors of OTELCO other than those described herein.


         (b) The business address of R.C. Corr, Jr., Doris J. Corr, Bryan A. Corr, Tina M. Corr, Joan M. Currier, John David Currier and Christina M. Currier, and the address of the principal business and principal office of OTELCO, is 600 Third Avenue East, Oneonta, Alabama 35121.


         (c) R. C. Corr, Jr. is Chairman of the Board and an employee of OTELCO and an employee of North Alabama Cellular, LLC ("NACELL").

             Doris J. Corr is Vice President, Secretary, Treasurer, a Director and an employee of OTELCO and an employee of NACELL.

             Bryan A. Corr is President, Chief Executive Officer, a Director and an employee of OTELCO and an employee of NACELL.

             Tina M. Corr is a computer analyst employed by both OTELCO and NACELL.

CUSIP NO. 20343H 10 6                13D                     PAGE 9 OF 14 PAGES


             Joan M. Currier is President, Secretary, Treasurer, a Director and an employee of Comfort Lifestyles, Inc. Its principal business is the operation of a domiciliary in Oneonta, Alabama.

             John David Currier is President, Secretary, Treasurer, a Director and an employee of Quality Transit Sales, Inc. Its principal business is the sale of medium- to heavy-duty trucks in Oneonta, Alabama.

             Christina M. Currier is a full-time student enrolled at Auburn University.

             The principal business of OTELCO is providing local telephone service through a local exchange network, long-distance telephone service, cable television, dial-up Internet access and advertising in Oneonta, Alabama and surrounding areas. The principal business of its 98%-owned subsidiary, NACELL, is operating, acquiring, constructing and disposing of cellular telephone systems in North Alabama.

             The address of the principal business and principal office of NACELL is 600 Third Avenue East, Oneonta, Alabama 35121. The address of Comfort Lifestyles, Inc. is 100 Fourth Avenue West, Oneonta, Alabama 35121. The address of Quality Transit Sales, Inc. is 1712-A Second Avenue East, Oneonta, Alabama 35121. The address of Auburn University is Foy Student Union, Auburn, Alabama 36830.


         (d) During the past five years, none of the Group Members was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


         (e) During the past five years, none of the Group Members was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


         (f) R.C. Corr, Jr., Doris J. Corr, Bryan A. Corr, Tina M. Corr, Joan
M. Currier, John David Currier and Christina M. Currier are citizens of the United States of America. OTELCO is an Alabama corporation.



ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


             On October 16, 1998, R.C. Corr, Jr. purchased 100,000 shares of Common Stock in a privately negotiated transaction from H. Don Camp ("Mr. Camp") for an aggregate purchase price of $1,900,000, or $19 per share, in Oneonta, Alabama. R.C. Corr, Jr. used personal funds in connection with this purchase. Mr. Camp subsequently attempted to rescind this transaction and R.C. Corr, Jr. is evaluating his alternatives, including the pursuit of legal action to enforce his purchase of such shares of Common Stock. All of the shares of Common Stock purchased in this transaction were to have been held of record by R.C. Corr, Jr. and Doris J. Corr as joint tenants with right of survivorship, but neither of them beneficially owns any of such shares of Common Stock presently.

CUSIP NO. 20343H 10 6                13D                    PAGE 10 OF 14 PAGES


ITEM 4.     PURPOSE OF TRANSACTION.


             R.C. Corr, Jr. and his son, Bryan A. Corr, who is also a shareholder and a Director of the Issuer, intend to request a meeting with management and/or representatives of the Board of Directors of the Issuer for the purpose of discussing methods of maximizing or enhancing shareholder value. The Group Members have no present intention to purchase any additional shares of Common Stock other than the 100,000 shares of Common Stock which R.C. Corr, Jr. attempted to acquire as discussed in Item 3 of this Statement on Schedule 13D, which description is hereby incorporated herein by reference. The Group Members intend to review their investment in the Issuer on a continuing basis and may, depending upon their evaluation of the Issuer's business and prospects and the Issuer's progress toward maximizing shareholder value, determine to increase or decrease or to dispose of their positions in the Issuer. In making any such determination, the Group Members will also take into consideration other available business opportunities and general economic conditions. In addition, the Group Members may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board of Directors of the Issuer regarding the Issuer, including, but not limited to, its operations.

         Except as described in this Item 4, none of the Group Members has any plans or proposals that relate to, or would result in, any matter required to be disclosed in response to paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.


         (a) The Corr Family Group beneficially owns 376,682 shares of Common Stock, constituting approximately 9.1% of the shares of Common Stock reported by the Issuer as being outstanding as of June 30, 1998. Of such shares of Common Stock, (i) R.C. Corr, Jr. and Doris J. Corr hold 160,356 shares as joint tenants with right of survivorship, (ii) Bryan A. Corr and Tina M. Corr hold 32,176 shares as joint tenants with right of survivorship, (iii) Bryan A. Corr and Doris J. Corr hold (x) 10,454 shares as Co-Custodians for Lauren M. Corr, a minor daughter of Bryan A. Corr and Tina M. Corr, (y) 10,454 shares as Co-Custodians for Kelly B. Corr, a minor daughter of Bryan A. Corr and Tina M. Corr, and (z) 10,454 shares as Co-Custodians for Bryan A. Corr, Jr., a minor son of Bryan A. Corr and Tina M. Corr, (iv) Bryan A. Corr holds 4,000 shares with respect to which he has the right to acquire beneficial ownership through the exercise of options granted to him by the Issuer which are immediately exercisable, (v) Joan M. Currier and John David Currier hold 7,880 shares as joint tenants with right of survivorship, (vi) Joan M. Currier and Doris J. Corr hold 10,454 shares as Co-Custodians for John D. Currier, Jr., a minor son of Joan M. Currier and John David Currier, (vii) Christina M. Currier holds 10,454 shares in her name, and (viii) OTELCO holds 120,000 shares.

             R.C. Corr, Jr. beneficially owns 280,356 shares of Common Stock, constituting approximately 6.8% of the shares of Common Stock reported by the Issuer as being outstanding as of June 30, 1998. Of such shares of Common Stock, R.C. Corr, Jr. holds 160,356 shares with Doris J. Corr as a joint tenant with right of survivorship and OTELCO holds 120,000 shares.

             Doris J. Corr beneficially owns 322,172 shares of Common Stock, constituting approximately 7.8% of the shares of Common Stock reported by the Issuer as being outstanding as of June

CUSIP NO. 20343H 10 6                13D                    PAGE 11 OF 14 PAGES


30, 1998. Of such shares of Common Stock, Doris J. Corr holds (i) 160,356 shares with R.C. Corr, Jr. as a joint tenant with right of survivorship, (ii) 10,454 shares as Co-Custodian with Bryan A. Corr for her minor granddaughter, Lauren M. Corr, (iii) 10,454 shares as Co-Custodian with Bryan A. Corr for her minor granddaughter, Kelly B. Corr, (iv) 10,454 shares as Co-Custodian with Bryan A. Corr for her minor grandson, Bryan A. Corr, Jr., and (v) 10,454 shares as Co-Custodian with Joan M. Currier for her minor grandson, John D. Currier, Jr., and OTELCO holds 120,000 shares.

             Bryan A. Corr beneficially owns 187,538 shares of Common Stock, constituting approximately 4.5% of the shares of Common Stock reported by the Issuer as being outstanding as of June 30, 1998. Of such shares of Common Stock, Bryan A. Corr holds (i) 32,176 shares with Tina M. Corr as a joint tenant with right of survivorship, (ii) 10,454 shares as Co-Custodian with Doris J. Corr for his minor daughter, Lauren M. Corr, (iii) 10,454 shares as Co-Custodian with Doris J. Corr for his minor daughter, Kelly B. Corr, (iv) 10,454 shares as Co-Custodian with Doris J. Corr for his minor son, Bryan A. Corr, Jr., and (v) 4,000 shares with respect to which he has the right to acquire beneficial ownership through the exercise of options granted to him by the Issuer which are immediately exercisable, and OTELCO holds 120,000 shares.

             Tina M. Corr beneficially owns 32,176 shares of Common Stock, constituting approximately .8% of the shares of Common Stock reported by the Issuer as being outstanding as of June 30, 1998. Tina M. Corr holds all of such shares of Common Stock with Bryan A. Corr as a joint tenant with right of survivorship.

             Joan M. Currier beneficially owns 138,334 shares of Common Stock, constituting approximately 3.3% of the shares of Common Stock reported by the Issuer as being outstanding as of June 30, 1998. Of such shares of Common
Stock, Joan M. Currier holds (i) 7,880 shares with John David Currier as a joint tenant with right of survivorship and (ii) 10,454 shares as Co-Custodian with Doris J. Corr for her minor son, John D. Currier, Jr., and OTELCO holds 120,000 shares.

             John David Currier beneficially owns 7,880 shares of Common Stock, constituting approximately .2% of the shares of Common Stock reported by the Issuer as being outstanding as of June 30, 1998. John David Currier holds all of such shares of Common Stock with Joan M. Currier as a joint tenant with right of survivorship.

             Christina M. Currier beneficially owns 10,454 shares of Common Stock, constituting approximately .3% of the shares of Common Stock reported by the Issuer as being outstanding as of June 30, 1998. Christina M. Currier holds all of such shares in her name.

             OTELCO beneficially owns 120,000 shares of Common Stock, constituting approximately 2.9% of the shares of Common Stock reported by the Issuer as being outstanding as of June 30, 1998. OTELCO holds all of such shares of Common Stock in its name.


         (b) The Corr Family Group has the power to vote or to direct the vote and the power to dispose or to direct the disposition of 376,682 shares of Common Stock as described below.

CUSIP NO. 20343H 10 6                13D                    PAGE 12 OF 14 PAGES


             R.C. Corr, Jr. has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 280,356 shares of Common Stock.

             Doris J. Corr has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 322,172 shares of Common Stock.

             Bryan A. Corr has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 187,538 shares of Common Stock.

             Tina M. Corr has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 32,176 shares of Common Stock.

             Joan M. Currier has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 138,334 shares of Common Stock.

             John David Currier has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 7,880 shares of Common Stock.

             Christina M. Currier has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 10,454 shares of Common Stock.

             OTELCO has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 120,000 shares of Common Stock.


         (c) On September 14, 1998, Bryan A. Corr purchased 5,000 shares of Common Stock in a privately negotiated transaction from Mark O. South for an aggregate purchase price of $90,000, or $18 per share, in Oneonta, Alabama. All of the shares of Common Stock purchased in this transaction are held of record by Bryan A. Corr and Tina M. Corr as joint tenants with right of survivorship.

             On September 25, 1998, Bryan A. Corr purchased 26,952 shares of Common Stock in a privately negotiated transaction from Mark O. South for an aggregate purchase price of $485,136, or $18 per share, in Oneonta, Alabama. All of the shares of Common Stock purchased in this transaction are held of record by Bryan A. Corr and Tina M. Corr as joint tenants with right of survivorship.

             On October 8, 1998, R.C. Corr, Jr. purchased 3,000 shares of Common Stock in a privately negotiated transaction from Morgan Keegan & Co. Inc. C/F Paul Williams IRA for an aggregate purchase price of $54,000, or $18 per share, in Oneonta, Alabama. All of the shares of Common Stock purchased in this transaction are held of record by R.C. Corr, Jr. and Doris J. Corr as joint tenants with right of survivorship.

             On October 16, 1998, R.C. Corr, Jr. attempted to acquire 100,000 shares of Common Stock as discussed in Item 3 of this Statement on Schedule 13D, which discussion is hereby incorporated herein by reference.

CUSIP NO. 20343H 10 6                13D                    PAGE 13 OF 14 PAGES


             (d) No person other than the Group Members has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Group Members.


             (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


                 There are no contracts, arrangements, understandings or relationships (legal or otherwise) to which any of the Group Members is a party with respect to any shares of Common Stock except the understandings and relationships discussed in Items 4 and 5 of this Statement on Schedule 13D, which discussions are hereby incorporated herein by reference.


ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.


Exhibit A    Joint Filing Agreement, dated as of October 27, 1998, by and among the members of the Corr Family Group.

CUSIP NO. 20343H 10 6                13D                    PAGE 14 OF 14 PAGES


                                   SIGNATURES

                  After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the Group Members does hereby certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated:            October 27, 1998.


                                                 R.C. CORR, JR.
                                     ------------------------------------------
                                                 R.C. Corr, Jr.


                                                 DORIS J. CORR
                                     ------------------------------------------
                                                 Doris J. Corr


                                                 BRYAN A. CORR
                                     ------------------------------------------
                                                 Bryan A. Corr


                                                 TINA M. CORR
                                     ------------------------------------------
                                                 Tina M. Corr


                                                 JOAN M. CURRIER
                                     ------------------------------------------
                                                 Joan M. Currier


                                                 JOHN DAVID CURRIER
                                     ------------------------------------------
                                                 John David Currier


                                                 CHRISTINA M. CURRIER
                                     ------------------------------------------
                                                 Christina M. Currier


                                     ONEONTA TELEPHONE COMPANY, INC.


                                     By:         BRYAN A. CORR
                                         --------------------------------------
                                                 Bryan A. Corr
                                               Its President and
                                            Chief Executive Officer

                                   EXHIBIT A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on
Schedule 13D and all amendments thereto with respect to the Common Stock, par value $.10 per share, of Community Bancshares, Inc., a Delaware corporation, beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated:   October 27, 1998.

                                                R.C. CORR, JR.
                                     ------------------------------------------
                                                R.C. Corr, Jr.


                                                DORIS J. CORR
                                     ------------------------------------------
                                                Doris J. Corr


                                                BRYAN A. CORR
                                     ------------------------------------------
                                                Bryan A. Corr


                                                TINA M. CORR
                                     ------------------------------------------
                                                Tina M. Corr


                                                JOAN M. CURRIER
                                     ------------------------------------------
                                                Joan M. Currier


                                                JOHN DAVID CURRIER
                                     ------------------------------------------
                                                John David Currier


                                                CHRISTINA M. CURRIER
                                     ------------------------------------------
                                                Christina M. Currier


                                     ONEONTA TELEPHONE COMPANY, INC.


                                     By:        BRYAN A. CORR
                                         --------------------------------------
                                                Bryan A. Corr
                                              Its President and
                                           Chief Executive Officer